SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News release dated October 20, 2005

2.	News release dated January 4, 2006

3.	News release dated January 16, 2006

4.	News release dated February 2, 2006

5.	News release dated February 10, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE RELEASE
October 20, 2005
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH LUMBER ANNOUNCES NORMAL COURSE ISSUER BID
Vancouver, BC — Ainsworth Lumber Co. Ltd. announces its intention to make a normal course issuer bid, whereby it may purchase up to 732,457 common shares of the Company, representing approximately 5% of the Company’s 14,649,140 current issued and outstanding common shares. The normal course issuer bid will commence on October 24, 2005 and end on October 23, 2006 or on such earlier date that the Company completes its purchases. All purchases will be effected through the facilities of the Toronto Stock Exchange and the price that the Company will pay for any shares acquired by it will be the market price of the shares at the time of acquisition. The consideration to be offered will be cash, payable from the Company’s current unallocated working capital, in accordance with the requirements of the TSX. There will be no restrictions on the price the Company is prepared to pay per share other than that purchases will not be made if the Company does not believe that the purchases would be advantageous to the Company and its shareholders. All shares purchased by the Company will be cancelled.
The Board of Directors of the Company is of the view that, from time to time, the Common Shares may trade at a discount to the underlying assets of the Company. The Board of Directors believes that the purchase by the Company of its own shares pursuant to a normal course issuer bid is a worthwhile investment which is beneficial to all non-selling shareholders of the Company and which will not preclude the Company from pursuing other business opportunities.
For more information, please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen	Bruce Rose
Chief Financial Officer	General Manager, Corporate Development
robert.allen@ainsworth.ca	bruce.rose@ainsworth.ca

Robb Pelwecki	Gergana Kouzeva
Treasurer	Manager, Corporate Reporting
robb.pelwecki@ainsworth.ca	gergana.kouzeva@ainsworth.ca

NEWS RELEASE
For Immediate Release
Wednesday January 4, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
FIRE AT AINSWORTH’S OSB PLANT IN GRAND RAPIDS, MINNESOTA
Ainsworth Lumber Co. Ltd. (“Ainsworth”) is evaluating the impact of a fire that damaged the company’s oriented strand board (OSB) manufacturing plant in Grand Rapids, Minnesota earlier today. Alert employees reported the fire shortly after 6:00 A.M. local time. All 30 employees on site were immediately evacuated and no injuries were reported. Fire departments from Grand Rapids and neighboring communities assisted in containing the fire by approximately noon today. The plant’s major production equipment did not suffer serious physical damage as a result of the fire, which was generally limited to the wood strand storage area. The full extent of the damage has not yet been determined and may not be known for several days. The company will be taking all steps necessary to resume operations at the plant as early as possible. In the meantime, Ainsworth is working to provide uninterrupted service to its OSB customers.
In Minnesota, Ainsworth employs approximately 600 employees at their three OSB manufacturing facilities in Grand Rapids, Cook, and Bemidji. The Grand Rapids plant employs 190 people. Headquartered in Vancouver, British Columbia, Ainsworth is North America’s fourth largest manufacturer and marketer of OSB. For more information about Ainsworth visit www.ainsworth.ca.
Media and Investor Relations Contact:
Ainsworth Lumber Co. Ltd., Vancouver
Bruce Rose, 604-661-3235, email bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
Monday January 16, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
PRODUCTION CURTAILED AT GRAND RAPIDS, MINNESOTA OSB PLANT DUE TO MECHANICAL BREAKDOWN
Ainsworth Lumber Co. Ltd. (“Ainsworth”) announced that production has been curtailed at the company’s oriented strand board (OSB) facility in Grand Rapids, Minnesota due to a mechanical breakdown of pressing equipment earlier today. The extent of the curtailment is uncertain, but the initial assessment is that the mill will be down for 5 to 7 days. The company will be taking all steps necessary to resume operations at the plant as early as possible. The Grand Rapids facility had resumed production on January 14th following a January 4th fire in the wood strand storage.
In Minnesota, Ainsworth employs approximately 600 employees at their three OSB manufacturing facilities in Grand Rapids, Cook, and Bemidji. The Grand Rapids plant employs 190 people and has an annual production capacity of 390 million square feet (3/8” basis). Headquartered in Vancouver, British Columbia, Ainsworth is North America’s fourth largest manufacturer and marketer of OSB. For more information about Ainsworth visit www.ainsworth.ca.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Media and Investor Relations Contact:
Bruce Rose, General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
Thursday, February 2, 2006
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER ANNOUNCES Consent Solicitation
Relating to its 6.750% SENIOR NOTES DUE MARCH 15, 2014
Vancouver, Canada — February 2, 2006 — Ainsworth Lumber Co. Ltd. (the “Company”) announced today the commencement of a solicitation of consents to certain indenture amendments (the “Amendment”) relating to its US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, issued under the indenture dated as of March 3, 2004, and its US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, issued under the indenture dated as of May 19, 2004 (collectively, the “Notes”).
The Amendment would conform the Indentures relating to the Notes with the indenture relating to the Company’s 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010, by amending the definition of Permitted Liens and adding a definition of Purchase Money Indebtedness.
The consent solicitation is being made upon the terms and is subject to the conditions set forth in a consent solicitation statement to be distributed to all holders of record of the Notes. The adoption of the proposed amendments requires the consent of holders of a majority in outstanding principal amount of each class of Notes (the “Requisite Consents”).
Following, and subject to, the attainment of the Requisite Consents for both classes of Notes, the Company will make consent payments of US$2.50 for each US$1,000 principal amount of Notes to holders who have properly furnished, and not revoked, their consent with respect to such Notes on or prior to the expiration of the consent solicitation.
The record date for the consent solicitation is 5:00 p.m., New York City time, on February 1, 2006. The consent solicitation will expire at 5:00 p.m., New York City time, on February 15, 2006, unless extended.
Goldman, Sachs & Co. is acting as Solicitation Agent in connection with the consent solicitation. The Information Agent is Global Bondholder Services Corporation.
Information regarding the conditions of the consent solicitation is contained in the Consent Solicitation Statement dated February 2, 2006, and related documents. Copies of these documents can be obtained by contacting Global Bondholder Services Corporation, the Information Agent, at (866) 873-6300 (toll free) or (212)

430-3774 (collect) or in writing at 65 Broadway, Suite 74, New York, NY, 10006. Additional information concerning the terms and conditions of the consent solicitation may be obtained by contacting Goldman, Sachs & Co., Credit Liability Management Group, at (800) 828-3182 (toll free) or (212) 357-7867 (collect) or in writing One New York Plaza, 48th Floor, New York, New York 10004.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
Thursday, February 10, 2006
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER AMENDS THE CONSENT SOLICITATION FOR ITS 6.750% SENIOR NOTES DUE MARCH 15, 2014.
Vancouver, Canada — February 10, 2006 — Ainsworth Lumber Co. Ltd. (the “Company”) announced today that it will increase the consent solicitation fee payable in connection with its previously announced solicitation of consents to certain indenture amendments relating to its US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, issued under the indenture dated as of March 3, 2004, and its US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, issued under the indenture dated as of May 19, 2004 (collectively, the “Notes”). The amendment is being made as part of an informal agreement with a group of noteholders.
The consent fee payable by the Company to holders of Notes as of 5:00 p.m., New York City time, on February 1, 2006 that have delivered valid (and have not revoked) consents on or prior to the Expiration Date has been increased to $5.00 per $1,000 principal amount of Notes, instead of the previously announced consent fee of $2.50 per $1,000 principal amount of Notes.
The expiration of the consent solicitation has been extended from 5:00 p.m., New York City time, on February 15, 2006, to 5:00 p.m., New York City time, on February 17, 2006.
All other provisions of the consent solicitation remain applicable.
Goldman, Sachs & Co. is acting as Solicitation Agent in connection with the consent solicitation. The Information Agent is Global Bondholder Services Corporation.
Information regarding the conditions of the consent solicitation is contained in the Consent Solicitation Statement dated February 2, 2006, as amended and supplemented, and related documents. Copies of these documents can be obtained by contacting Global Bondholder Services Corporation, the Information Agent, at (866) 873-6300 (toll free) or (212) 430-3774 (collect) or in writing at 65 Broadway, Suite 74, New York, NY, 10006. Additional information concerning the terms and conditions of the consent solicitation may be obtained by contacting Goldman, Sachs & Co., Credit Liability Management Group, at (800) 828-3182 (toll free) or (212) 357-7867 (collect) or in writing One New York Plaza, 48th Floor, New York, New York 10004.
This announcement is not an offer to purchase or sell, a solicitation of an offer to purchase or sell or a solicitation of consents with respect to any securities. The consent solicitation is being made solely pursuant to the Consent Solicitation Statement, as supplemented by the Amendment to Consent Solicitation Statement, dated February 10, 2006.

For further information please contact:

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca